SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 12)

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39036P209

(CUSIP Number)

Todd Wiench

Imperial Capital Asset Management, LLC

3801 PGA Boulevard, Suite 603

Palm Beach Gardens, Florida 33410

(310) 246-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Imperial Capital Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,918,746
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,918,746
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,918,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 39036P209	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Long Ball Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,009,662
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,009,662
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,009,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 39036P209	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Imperial Capital Group Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 460,900
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 460,900
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 39036P209	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Jason Reese
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,372,765(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,168,729
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,372,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)

This includes 993,119 shares of restricted and unrestricted Common Stock with respect to which Jason Reese has waived his voting rights pursuant to a voting waiver agreement dated as of October 29, 2024 (as described in Item 4 of this Schedule 13D), which voting rights may be acquired for beneficial ownership purposes within 60 days of the date of this Schedule 13D.

CUSIP No. 39036P209	Page 6 of 9 Pages

Explanatory Note: This Amendment No. 12 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Great Elm Group, Inc. (the “Issuer”) filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2019, as amended by:

•	Amendment No. 1 to the Initial 13D filed on March 3, 2020;

•	Amendment No. 2 to the Initial 13D filed on May 21, 2021;

•	Amendment No. 3 to the Initial 13D filed on May 11, 2022;

•	Amendment No. 4 to the Initial 13D filed on June 13, 2022;

•	Amendment No. 5 to the Initial 13D filed on September 30, 2022;

•	Amendment No. 6 to the Initial 13D filed on December 27, 2022;

•	Amendment No. 7 to the Initial 13D filed on January 5, 2023;

•	Amendment No. 8 to the Initial 13D filed on January 10, 2023;

•	Amendment No. 9 to the Initial 13D filed on May 15, 2023;

•	Amendment No. 10 to the Initial 13D filed on June 7, 2023; and

•	Amendment No. 11 to the Initial 13D filed on June 20, 2023 (as so amended, the “Schedule 13D”), amends and supplements certain of the items set forth in the Schedule 13D.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Imperial Capital Asset Management, LLC (“ICAM”);

•	Long Ball Partners, LLC (“Long Ball”);

•	Imperial Capital Group Holdings II, LLC (“ICGH2”); and

•	Jason Reese.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

As of the date of this Amendment, Long Ball is the holder of an aggregate principal amount of $7,932,105.00 of the Issuer’s 5.0% Convertible Senior PIK Notes Due 2030 (the “PIK Notes”). The PIK Notes are convertible into Common Stock. On October 25, 2024, Long Ball entered into a letter agreement (the “Forbearance Agreement”) with the Issuer, pursuant to which Long Ball irrevocably agreed to forbear from exercising its right to convert the PIK Notes (and any additional PIK Notes issued pursuant to the PIK Notes) into Common Stock until November 10, 2025 (the “Forbearance End Date”). The Forbearance End Date may be extended by Long Ball with the prior written consent of the Issuer. As of the date of this Amendment, if the Forbearance Agreement were not in place, the PIK Notes would be convertible into 2,284,460 shares of Common Stock. As a result of the Forbearance Agreement, the Common Stock issuable upon conversion of the PIK Notes will not be deemed to be beneficially owned by Long Ball, ICAM or Jason Reese.

The Forbearance Agreement may only be amended or terminated by a written amendment, fully executed and delivered by Long Ball with no less than 61 days’ prior written notice to the Issuer.

CUSIP No. 39036P209	Page 7 of 9 Pages

The Forbearance Agreement supplements the prior forbearance agreement Long Ball entered into with the Issuer on June 16, 2023.

The foregoing descriptions of the PIK Notes and the Forbearance Agreement are qualified in their entirety by reference to the form of PIK Note and the Forbearance Agreement, which are filed as Exhibits 99.7 and 99.8 to this Amendment and are incorporated herein by reference.

In addition, on October 29, 2024, GEG and Jason Reese entered into a voting waiver agreement (the “Voting Waiver Agreement”), pursuant to which Mr. Reese waived all voting rights associated with all outstanding shares (whether vested or unvested) of GEG for voting purposes that have been granted or awarded, and all future shares of GEG that may be granted or awarded, directly to Mr. Reese in his individual capacity by GEG in connection with his services as an officer, director or employee of GEG or its subsidiaries during the term of the Voting Waiver Agreement (“Covered Shares”). The Voting Waiver Agreement is subject to automatic and immediate termination upon the occurrence of any of the following events (the “Termination Events”), provided that GEG and Mr. Reese may agree in writing upon the occurrence of a Termination Event to continue the effectiveness of the Voting Waiver Agreement and waiver of voting rights associated with all Covered Shares until the occurrence of a subsequent Termination Event: (1) Mr. Reese is no longer an officer or director of GEG; (2) the commencement of a solicitation of a stockholder vote for the issuance of GEG shares requiring a stockholder vote under Nasdaq Rule 5635(a)(1), (b) or (d), or any successor provisions thereto or any equivalent provisions on any other stock exchange on which GEG shares are listed in the future, if not then listed on the Nasdaq Stock Market; (3) any sale of all, or substantially all, of GEG’s assets requiring a stockholder vote under applicable Delaware law; and (4) Covered Shares, together with all other shares beneficially owned directly or indirectly by Reese, are equal to less than 15% of GEG’s total outstanding shares in the aggregate; or (5) a filing is made with the SEC by a party other than GEG, Mr. Reese, or entities ultimately controlled by Mr. Reese that proposes a take private, third-party tender offer, merger or acquisition or similar transaction involving GEG. 993,119 shares of Common Stock covered by this Amendment are classified as Covered Shares under the Voting Waiver Agreement as of the date of this Amendment.

The foregoing descriptions of the Voting Waiver Agreement is qualified in its entirety by reference to the Voting Waiver Agreement filed as Exhibit 99.9 to this Amendment and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are based on 29,817,731 shares of Common Stock outstanding as of October 11, 2024, as reported in the Issuer’s Revised Definitive Proxy Statement on Schedule 14A filed with the SEC on October 21, 2024.

(c) On September 20, 2024, Jason Reese was awarded 130,208 shares of restricted stock, 25% of which vested on September 20, 2024, with 25% to vest on each of September 20, 2025, September 20, 2026 and September 20, 2027.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 39036P209	Page 8 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

The Information in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is supplemented as follows:

Exhibit No.	Description

99.7	Form of 5.0% Convertible Senior PIK Notes due 2030 (incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K filed with the SEC on December 29, 2020).

99.8	Letter Agreement, dated October 25, 2024, by and between Long Ball Partners, LLC and Great Elm Group, Inc.

99.9	Voting Waiver Agreement, dated October 29, 2024, by and between Jason Reese and Great Elm Group, Inc.

CUSIP No. 39036P209	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2024

Imperial Capital Asset Management, LLC

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Long Ball Partners, LLC

By: Imperial Capital Asset Management, LLC its Managing Member

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Imperial Capital Group Holdings II, LLC

By:	/s/ Jason Reese
Jason Reese, its Authorized Signatory

Jason Reese

/s/ Jason Reese